1(212) 318-6052
christophertafone@paulhastings.com

July 17, 2015	75302.00017

VIA EDGAR

Mr. Michael Didiuk
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC   20549

Re:      Brookfield Investment Funds et al. (File No. 812-14457); Request for Withdrawal of Application for Exemptive Order

Dear Mr. Didiuk,

On behalf of Brookfield Investment Funds (“BIF”) and Brookfield Investment Management (“BIM,” and with BIF, the “Applicants”), we submitted an application (the “Application”) on May 6, 2015, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Rule 12d1-2(a) under the Act. We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number or Michael Rosella at (212) 318-6800.  Thank you.

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone
for PAUL HASTINGS LLP